UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                     (17 CFR Section 240.13e-3) thereunder)
                             [Amendment No. ______]

                          KNICKERBOCKER VILLAGE, INC.
                          ---------------------------
                              (Name of the Issuer)

                          KNICKERBOCKER VILLAGE, INC.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $2.15 par value
                         ------------------------------
                         (Title of Class of Securities)


                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Irene Pletka
                                    President
                           Knickerbocker Village, Inc.
                                10 Monroe Street
                            New York, New York 10002
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

|X| a. The filing of solicitation materials or an information statement to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S) 240.13e-3(c)] under the
      Securities Exchange Act of 1934.

|_| b. The filing of a registration statement under the Securities Act of 1933.

|_|   c. A tender offer.

|_|   d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

      This Rule 13E-3 Transaction Statement (hereinafter the "Statement") is being filed by Knickerbocker Village, Inc. (hereinafter "Knickerbocker"), a New York corporation. The Board of Directors (hereinafter the "Board") of Knickerbocker are submitting to stockholders a proposal to approve an amendment to Knickerbocker's Restated Certificate of Incorporation (hereinafter the "Certificate") effecting a Reverse Stock Split. The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Knickerbocker Proxy Statement (hereinafter "Proxy") distributed prior to Knickerbocker's Special Meeting of Shareholders (hereinafter the "Shareholder Meeting") pursuant to
Section 14(a) the Securities and Exchange Act of 1934.

      The information contained in the Proxy, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions contained in the Proxy.

ITEM 1. SUMMARY TERM SHEET

      The information set forth under the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a) Knickerbocker, the issuer of its own Limited Dividend Capital Stock (hereinafter "Stock") is a New York corporation with principal executive offices located at 10 Monroe Street, New York, New York 10002

      (b)-(d) The information set forth under the subheading "General" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (e)-(f) Not applicable

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PARTY

      (a)-(b) The party hereby filing is Knickerbocker, the issuer of stock which is the subject of this Rule 13e-3 transaction. The business address for Knickerbocker is 10 Monroe Street, New York, New York 10002.

      (c)-(g) Not applicable

ITEM 4. TERMS OF THE TRANSACTION

      (a) The information set forth in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (b) Not applicable

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

      (a)-(b) Not applicable

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (a)-(g) The information set forth under the subsection "Principal Effects of Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS, AND EFFECTS

      (a) The information set forth under the subsection "Reasons for the Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (b) Not applicable

      (c) The information set forth under the subsections "Reasons for the Reverse Stock Split" and "Termination of Reporting Company Status" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (d) The information set forth under the subsections "Reasons for the Reverse Stock Split", "Federal Income Tax Consequences" and "Termination of Reporting Company Status in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

      (a)-(e) The information set forth under the subsection "Fairness of the Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (f) Not applicable

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

      (a)-(b) Knickerbocker has received no reports, opinions, or appraisals from any outside parties that are materially related to the Reverse Stock Split. Pursuant to the New York statute governing Limited Dividend Housing Corporations, and the Certificate of Amendment to the Certificate of Incorporation of Knickerbocker, dated August 3, 1953, shareholders of Knickerbocker are not permitted to receive more than the par value of their shares, Two Dollars and Fifteen Cents ($2.15), together with six percent (6%) of all cumulative dividends, in exchange for their shares. See also the Annual Report of Knickerbocker, which accompanies the Proxy.

      (c) Not applicable

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      (a)-(b) The information set forth under the subsection "Financing the Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (c)-(d) Not applicable

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      (a) The information set forth under the subsection "General" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split", and the caption entitled "Executive Compensation" in the Proxy is herein incorporated by reference.

      (b) Not applicable

ITEM 12. THE SOLICITATION OR RECOMMENDATION

      (a) The information set forth under the section entitled "Proposal No. 2, To Amend the Restated

Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 13. FINANCIAL INFORMATION

      (a)-(b) The information set forth under the "Annual Report", which accompanies the Proxy, is herein incorporated by reference.

ITEM 14. PERSONS AND ASSETS RETAINED, EMPLOYED, COMPENSATED OR UTILIZED

      (a) Not applicable

      (b) The information set forth under the subsection "Financing the Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 15. ADDITIONAL INFORMATION

      (a) The information set forth in the Annual Report, and the Proxy, including all annexes and exhibits thereto, is herein incorporated by reference.

ITEM 16. EXHIBITS

      (a) Not applicable

      (b) The information set forth under the subsection "Fairness of the Reverse Stock Split" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference. The information set forth under the "Annual Report", accompanying the Proxy is herein incorporated by reference.

      (c) Not applicable

      (d) The information set forth under the "Annual Report", which accompanies the Proxy, and the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (e) The information set forth under the subsection "Lack of Appraisal Rights" in the caption entitled "Proposal No. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

      (f) Not applicable

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Date: October    , 2000
                                                       -------------------------
                                                 Knickerbocker Village, Inc.


                                                 -------------------------------
                                                 Irene Pletka, President

                            CALCULATION OF FILING FEE

     Transaction
     valuation*:  $        Amount of filing fee:  $

*Calculated based on the maximum aggregate number of fractional shares of common stock to be exchanged for a payment of $2.15 in connection with the reverse stock split, at a valuation of $2.15 per fractional share, the price to be paid for such fractional shares as described in the attached filing.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid__________________________________

Form or Registration No.:_______________________________

Filing Party: __________________________________________

Date Filed: ____________________________________________